Suite 1240, 1140 West Pender Street

Vancouver, British Columbia, V6E 4G1

Tel: (604) 681-8030 Fax: (604) 681-8039

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NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the Shareholders of Alderon Iron Ore Corp. (the "Company") will be held at Borden Ladner Gervais LLP, 1200 – 200 Burrard Street, Vancouver, British Columbia, V6C 3L6, on Thursday, June 18, 2015, at 10:00 a.m. (Pacific time) for the following purposes:

1.	To receive and consider the audited consolidated financial statements of the Company for the year ending December 31, 2014 and the report of the auditors thereon.

2.	To elect directors of the Company on the basis set forth in the accompanying information circular of the Company dated May 14, 2015.

3.	To appoint KPMG LLP, Independent Registered Chartered Accountants, as auditors of the Company for the ensuing year and to authorize the directors to fix the auditor's remuneration.

If you are a registered shareholder and are unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to the Meeting.

If you are a non-registered shareholder and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your shares on your behalf (an “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 14th day of May, 2015.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark J. Morabito”
Mark J. Morabito
Executive Chairman